April 18, 2022
Re:
Duddell Street Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed February 14, 2022
File No. 333-261483

Keira Nakada
Lyn Shenk
Cara Wirth
Erin Jaskot
Office of Trade & Service
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Keira Nakada, Lyn Shenk, Cara Wirth and Erin Jaskot:
On behalf of Duddell Street Acquisition Corp. (the “Company” or “DSAC”), a company incorporated under the laws of Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 15, 2022 on the Company’s amendment No.2 to registration statement on Form S-4 filed on February 14, 2022 (the “Registration Statement Amendment No.2”). Concurrently with the submission of this letter, the Company is filling its third amendment to the registration statement on Form S-4 (the “Registration Statement Amendment No. 3”) and certain exhibit via EDGAR to the Commission.
The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 3 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Registration Statement Amendment No. 3.
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Registration Statement Amendment No.2 on Form S-4 Filed February 14, 2022
Cover Page
1. We note your amended disclosure in response to comment 1. Please revise to disclose whether your PRC legal advisor gave any comfort with respect to whether DSAC, FiscalNote, or any affiliated entity are required to receive any permissions or approvals from PRC governmental authorities to offer the securities being registered to foreign investors. If so, please tell us whether your PRC counsel intends to file a consent as an exhibit to the Registration Statement. Further, please revise to describe the consequences to you and your investors if, specifically, (i) you inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations or interpretations change and you are required to obtain such permissions or approvals in the future.
In response to the Staff’s comment, the Company has revised the disclosure on the cover pages of the Registration Statement Amendment No. 3. The Company will file an opinion of its PRC legal counsel and such counsel’s consent as Exhibits 5.2 and 23.4 to the Registration Statement.
2. We note your amended disclosure in response to comment 3. Please revise to specifically state that where a majority vote is required, Messrs. Hwang and Yao will be able to determine the outcome of the matters submitted to stockholders for approval, as you do on page 101.
In response to the Staff’s comment, the Company has revised the disclosure on the cover pages, in the Letter to Shareholders and on pages 17 and 152 of the Registration Statement Amendment No. 3.
3. We note your amended disclosure in response to comment 4 and we note that the percentages presented on the Cover Page and in the Letter to Shareholders do not tie out to the percentages presented on pages 16 and 17. Please revise. Additionally, we note that on page 16, the chart does not include the warrants. Please revise to include such amounts in chart. We also note that on page 17, footnote 3 states that certain vested and unvested options are not included in the amount. Please revise to include these amounts in the chart.
In response to the Staff’s comment, the Company has revised the disclosure on the cover pages, in the Letter to Shareholders and on pages 16, 17 and 18 of the Registration Statement Amendment No. 3.
What equity stake will current DSAC shareholders and FiscalNote shareholders…, page 15
4. We note your amended disclosure in response to comment 5. Please add a line item to the chart to note the amounts to be held by the Backstop Parties or amend footnote 2 to the table to clearly state these amounts
In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Registration Statement Amendment No. 3.
PRC Regulatory Matters, page 44
5. We note your amended disclosure regarding PRC regulatory matters, including your disclosure that you are not required to obtain pre-approval or fulfill any filing and reporting obligations from or to Chinese authorities, including the CSRC or the CAC, to implement the Business Combination or issue securities to China’s foreign investors. Please revise to elaborate on what you mean by “implement the Business Combination” and disclose whether you anticipate any PRC regulatory matters to affect DSAC or the sponsor prior to Domestication, and separately, prior to the Business Combination.
In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Registration Statement Amendment No. 3.
Summary Risk Factors, page 45
6. We note your amended disclosure in response to comment 8. In your Summary Risk Factors section on page 45, please disclose the risks that being based in Hong Kong poses to investors who will hold shares in the combined company. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. In this section, please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Specifically address how these risks could impact your ability to successfully complete the Business Combination, as applicable, and whether, and if so how, these risks will apply to the post-Business Combination company.
In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47 of the Registration Statement Amendment No. 3.

Risk Factors, page 71
7. We note that you deleted the Risk Factor titled “The Sponsor, certain DSAC directors and officers have interests in the Business Combination that are different from or are in addition to other DSAC shareholders in recommending shareholder vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.” Please advise.
The Company respectfully advises the Staff that the risks discussed in the deleted risk factor are covered by the risk factor headed “Directors, officers and initial shareholders of DSAC have potential conflicts of interest in recommending that DSAC’s shareholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus,” and the Company deleted it to avoid repetitive disclosure.
8. We note your amended disclosure in response to comment 9. Please revise to specifically state that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Common Stock. Where you discuss the potential for Hong Kong or China to intervene, please revise to identify the “certain transactions” that may require prior consent of the relevant industry authorities. For example, to the extent that Hong Kong or China may intervene in the Domestication, or any transaction prior to the Domestication, please revise to state as much.
In response to the Staff’s comments, the Company has revised the disclosure on pages 72 and 73 of the Registration Statement Amendment No. 3.
9. We note your amended disclosure in response to comment 10 and we reissue it in part. Please disclose whether the Chinese government has any existing ties, affiliations, investments or control over FiscalNote.
The Company respectfully advises the Staff that it disclosed “[T]he Chinese government does not have any existing ties, affiliations, investments or control over FiscalNote,” which can be found on page 71 of the Registration Statement Amendment No. 3.
Background of the Business Combination, page 115
10. We note your amended disclosure in response to comment 15. To the extent that there were material discussions or negotiations surrounding the assumptions to the financial projections, customer retention and the performance of subscription-based recurring revenue during COVID, or composition of the public company board, dual class share structure and incentive structures upon closing of the Business Combination, please revise to state as much.
In response to the Staff’s comments, the Company has revised the disclosure on pages 118 and 119 of the Registration Statement Amendment No. 3.
Ancillary Agreements Related to the Business Combination, page 141
11. We note your amended disclosure in response to comment 21. Please revise to state that holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. Also, please revise your disclosure in the section titled “Interests of DSAC’s Directors and Officers and Others in the Business Combination” to include a description of the Backstop Agreement and the related interests of the Sponsor and funds affiliated with the Sponsor
In response to the Staff’s comments, the Company has revised the disclosure on pages 42, 133, 143 and 144 of the Registration Statement Amendment No. 3.
CFIUS Approval, page 155
12. We note your response to comment 22. Please clearly disclose that the transaction will proceed regardless of the outcome of the CFIUS review, to the extent accurate. Please also supplementally tell us whether Manoj Jain or the other individual subject to CFIUS approval have relationships with any foreign governments.
The Company respectfully advises the Staff that Manoj Jain does not have relationships with any foreign governments, and has no basis to conclude that the other candidate has relationships with any foreign governments before his or her nomination.

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Registration Statement Amendment No. 3.
U.S. Federal Income Tax Considerations, page 276
13. We note your response to comment 28. Part I.A. Item 4(a)(6) of Form S-4 requires disclosure of the federal income tax consequences of the transaction. Please revise to include a description of the federal income tax consequences of the Business Combination. We also note that holders of FiscalNote will be receiving registered shares of New FiscalNote in connection with the Business Combination, which will result in material tax consequences to such investors. Please revise to file an opinion of counsel with respect to the material tax consequences of the Business Combination. Please refer to Section III of Staff Legal Bulletin 19.
In response to the Staff’s comment, the Company has revised the disclosure to include a description of the federal income tax consequences of the Business Combination on pages 298 and 299 of the Registration Statement Amendment No. 3.
In addition, the Company will file an opinion of counsel by amendment with respect to the material tax consequences of the Business Combination as Exhibit 8.2 in the Registration Statement Amendment No.3.
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If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com) or Miranda So at +852-2533-3373 (miranda.so@davispolk.com), or Sabrina He at +86-10-8567-5017 (huiting.he@davispolk.com), or Haiyang Zhao at +852-2533-1026 (haiyang.zhao@davispolk.com).
Thank you for your time and attention.
Yours sincerely,
/s/ James C. Lin

James C. Lin
cc:
Manoj Jain, Chief Executive Officer
Duddell Street Acquisition Corp.

Tim Hwang, Chief Executive Officer
Paul Donnell, Chief Accounting Officer
FiscalNote Holdings, Inc.
Brandon J. Bortner, Esq.
Paul Hastings LLP
Derek White, CPA, Partner
Marcum LLP
Charles Carr, CPA, Partner
RSM US LLP